AMENDMENT
AB 5/26

Rec'd 5/5/06

06008728

...STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 A ~~PART III~~

SEC FILE NUMBER
8-49638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABD FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 WALNUT STREET
(No. and Street)

Redwood City (City) CA (State) 94063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McCloskey 650 839-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero (Address) SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 2 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 0 5 2006
~~BRANCH OF REGISTRATIONS~~ AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10 6/21/06

abd financial services, inc.
member NASD/SIPC

Main Office
305 Walnut Street, MS A 5, Redwood City, CA 94063 ph 650.839.6000 fax 650.839.6962
Branch Offices
21250 Hawthorne Blvd. Suite 680, Torrance, CA 90503 ph 310.543.9995 fax 310.543.9905
785 Baywood Drive, Suite 340, Petaluma, CA 94954 ph 707.769.2900 fax 707.769.2929
CA Ins. Lic #0C38816

March 5, 2006
Via Facsimile

Messrs. David Lee and Ryan Lambuth
NASD
San Francisco District Office
525 Market Street, Suite 300
San Francisco, CA 94105

Messrs. Lee and Lambuth,

Per the request of the NASD, as articulated in paragraph two of the NASD's April 21, 2006, letter (copy enclosed), ABD Financial Services (hereinafter ABDFS) submits this letter as its response to the material weakness identified by Price Waterhouse Coopers (hereinafter PWC) and articulated on page 12 of ABDFS' 2005 annual audit .

On April 26, 2005, the NASD arbitration panel awarded $450,000 plus applicable interest to a former client of Rothman Marks. ABDFS was a named party in the arbitration because ABDFS had acquired Rothman Marks in 2002. As a result of the award, ABDFS did not meet its net capital requirement beginning April 26, 2005. On May 12, 2005, $200,000 was infused into ABDFS by its parent company ABD Insurance and Financial Services to correct the deficiency.

PWC opined that management's failure to identify the impact of the event and take appropriate action in a timely fashion represented an internal control weakness. (See page 12 of ABDFS' 2005 annual audit.) PWC went on to state, however, that the failure did not result in a misstatement of the company's financial statements.

To prevent any reoccurrence, ABDFS has hired a full time compliance officer, one whose responsibilities include monitoring customer complaints, arbitrations, litigations, etc. The compliance officer will attend or otherwise monitor all arbitration and litigation proceedings, and will immediately report the resolution of all such matters to the financial principal (FINOP), who will calculate ABDFS' net capital, and ABDFS' Board of Directors. ABDFS believes that these new procedures address the internal weakness articulated by PWC.

Sincerely,

Robert C. Daum
Compliance Officer
ABD Financial Services

David Lee
Compliance Specialist, San Francisco District Office

April 21, 2006

NASD

VIA CERTIFIED MAIL

Mr. Robert Daum
Chief Compliance Officer
ABD Financial Services, Inc.
305 Walnut Street
Redwood City, CA 94063

Dear Mr. Daum:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- PricewaterhouseCoopers identified your firm as having a material weakness with regard to not taking into consideration, the impact of a legal settlement on net capital. Please provide a *detailed* response, listing specific actions the firm has taken to correct its controls in regards to litigations, arbitrations and other situations which could have a material impact on net capital pursuant to SEC Rule 17a-11.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 5, 2006. Questions may be addressed to Ryan Lambuth, Associate Examiner, at 415-882-1244.

Sincerely,

David Lee
Compliance Specialist

DL:ra

Enclosure: Form X-17A-5 Part III Facing Page

Cc: Rosalind R. Tyson, Securities and Exchange Commission
PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
ABD Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ABD Financial Services, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

PRICEWATERHOUSECOOPERS

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. During our audit of the financial statements of the Company as of December 31, 2005, we identified the following control deficiency. Management did not have controls designed and in place to ensure the monitoring of compliance with net capital requirements as set forth under rule 15c3-1. Specifically, management did not identify the impact of a legal settlement that occurred during the year on the net capital requirement and take appropriate action in a timely manner. This control deficiency did not result in a misstatement of the Company's financial statements. However, this control deficiency could result in a material misstatement of the Company's financial statements. Accordingly, management has concluded that this control deficiency constitutes a material weakness.

Management has made capital contributions to cure minimum net capital deficiencies that existed during the year, implemented new controls around monitoring net capital requirements to ensure ongoing compliance, and determined that the Company met the minimum net capital requirements as of December 31, 2005.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of ABD Financial Services Inc., for the year ended December 31, 2005 and this report does not affect our report on the 2005 financial statements dated February 28, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2006

OATH OR AFFIRMATION

I, ROBERT C DAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABD FINANCIAL SERVICES, INC., as of DECEMBER 31ST, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A.

Signature

Compliance Officer

Title

Notary Public

[illegible]
Commission # [illegible]
Notary Public - California
San Mateo County
My Comm. Expires Dec [illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*